Mail Stop 4561

August 11, 2008

Thomas K. Johnston
President and CEO
SearchPath International, Inc.
1350 Euclid Avenue, Suite 325
Cleveland, Ohio 44115

   Re: **SearchPath International, Inc.**
     Amendment No. 4 to Registration Statement on Form 10
     Filed August 11, 2008
     File No. 000-53277

Dear Mr. Johnston:

  We have completed our review of your filing and have no further comments at this time.

          Sincerely,

          David L. Orlic
          Special Counsel

cc: James W. Margulies
    Margulies & Levinson LLP
    Via fax at (216) 514-5996